February 2, 2010

United States Securities and Exchange Commission

100 F Street, N.E

Mail stop 3561

Washington, D.C. 20549

Attn: David R. Humphrey, Branch Chief

Re:	Air Transport Services Group, Inc.

Form 10-K for the year ended December 31, 2008

File No. 000-50368

Ladies and Gentlemen:

We have received correspondence dated December 31, 2009 regarding the review by the Staff of the Division of Corporation Finance (the “Staff”) of the financial statements and disclosures contained in Form 10-K for the year ended December 31, 2008, Form 10-Q for the quarterly period ended September 30, 2009 and the Schedule 14A for the annual meeting of shareholders on May 12, 2009 of Air Transport Services Group, Inc (the “Company”). Our response to the Staff’s comments is provided below. For your convenience, we have included the comments followed by the Company’s responses. Caption references and page numbers refer to the captions and pages contained in the respective Form 10-K, Form 10-Q, or Schedule 14A unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the respective Form 10-K, Form 10-Q or Schedule 14A. All numbers are in thousands except where noted otherwise and except for per share data.

Form 10-K for the year ended December 31, 2008

ACMI Services Segment, page 23

SEC Comment:

1.	We note that, in your discussion of the results of operations for the ACMI Services segment and consolidated results on page 27, you have presented pre-tax earnings exclusive of the impairment charge taken during fiscal 2008. Such presentation constitutes a non-GAAP measure that must be accompanied by the disclosure required in Item 10(e) of Regulation S-K. Please either revise your presentation to include such disclosure or remove the measure. Alternatively, we would not object to the presentation of pre-tax earnings inclusive of the impairment charge followed by a discussion of the impact such charge had on total pre-tax earnings.

Company Response to Comment 1:

The Company will revise the presentation in its Form 10-K to be filed in March 2010 to remove the non GAAP disclosure as follows:

The ACMI Services segment had a pre-tax loss of $84.1 million for 2008, including impairment charges of $91.2 million for goodwill and intangible assets. The ACMI Services segment had pre-tax earnings of $4.6 million for 2007 and there were no impairment charges. In 2008, segment results for ACMI Services were positively impacted by CCIA and ATI, which contributed $5.0 million to pre-tax earnings.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note A – Summary of Financial Statement Preparation and Significant Accounting Policies

SEC Comment:

2.	We noted that you have recorded a goodwill impairment charge of $73 million during the year ended December 31, 2008. Given the remaining balance of $89.8 million it appears further goodwill impairment charges may have a material impact on your results. Please provide us with a summary of the impairment analysis you performed, including a discussion of the assumptions underlying your estimates of future cash flows. Please also compare the forecasted assumptions in the 2008 impairment analysis with your actual results through September 30, 2009. If such results did not meet or exceed your forecasts, please tell us whether and how you considered performing an additional impairment test at each subsequent quarterly period.

Company Response to Comment 2:

At December 31, 2008 the Company tested goodwill for our three reporting units, ATI, CCIA and CAM. We utilized an independent valuation firm to assist us in estimating the fair value of each reporting unit. We estimated the fair value of ATI and CCIA using a market approach and an income approach for each. The value for ATI was based on a weighting of 50% from each valuation approach. No specific weighting percentages were used for CCIA. The estimated fair values of both ATI and CCIA were less than carrying values. Therefore, we performed Step 2 of the goodwill impairment test, which resulted in no implied fair value of goodwill for CCIA and a reduction in ATI’s implied fair value of goodwill.

We estimated the fair value of CAM using an income approach. A market approach was not utilized for CAM due to the lack of comparable publicly traded companies. CAM’s estimated fair value was in excess of its carrying value. Therefore, no Step 2 analysis was required.

The income approach utilized discounted cash flows applied to a market-derived rate of return. We discounted the cash flows using a discount rate of 12.5%. The rate was developed using a combination of the capital asset pricing model and a buildup based on required returns of a capital structure of 40% debt and 60% equity and a tax rate of 40%. Other key assumptions were estimates of revenues and EBITDA (earnings before interest, taxes, depreciation and amortization). Our assumptions for cash flows were based on the forecasted number of aircraft in service in future years and billable rates. The market approach utilized market multiples from comparable publicly traded companies. The market multiples included revenues, EBIT (earnings before interest and taxes) and EBITDA.

Based on network requirements provided by its major customer, we assumed that ATI would operate seven aircraft in the customer’s network in 2009. We assumed ATI’s non-fuel revenues from its major customer would decline approximately 9% and not recover until 2013. We assumed ATI would permanently have less flying for the military with annual revenues declining approximately 10% compared to 2008. This assumption was based on the volume of bids requested by the military, management’s interface with military planning personnel and aircraft utilization trends. We also assumed that ATI would operate three aircraft under ACMI agreements with other customers.

Based on its existing leases, customer commitments and projected demand for airlift, including standard freighter airlift necessary for DHL’s restructured U.S operations, we projected, as of December 31, 2008, that CAM will successfully modify twelve aircraft into standard freighter configuration over the next two years and lease them to customers. We assumed that CAM would lease 43 aircraft in 2009. We assumed 2009 and 2010 revenues would increase approximately 22% and 28% over the 2008 revenues, reflecting the completion of aircraft modifications during the next two years.

Based on network requirements provided by its largest customer, we assumed that CCIA would operate ten aircraft in the customer’s network in 2009. We assumed CCIA’s non-fuel revenues from its major customer would decline approximately 12% and not recover until 2011.

Through September 30, 2009, the actual EBITDA and revenue results for ATI were approximately 9% and 15% lower than our projections. ATI’s lower EBITDA is a result of reduced flying for the military and more frequent maintenance delays in remote locations than historically experienced. For ATI’s market approach, we also considered that multiples from comparable publicly traded companies improved significantly since December 31, 2008.

Through September 30, 2009, the actual EBITDA and revenue results for CAM were approximately 8% and 4% lower than our projections. We considered that CAM’s shortfall was resulting from aircraft deployments occurring slower than originally scheduled. In addition, we believe CAM will ultimately modify and deploy more aircraft than originally assumed.

We monitored the discount rate and noted no significant changes have occurred since December 31, 2008. We monitored for events or changes in circumstances that would more likely than not reduce the fair value of either ATI or CAM below their carrying amount thereby necessitating a testing of goodwill for impairment prior to our next annual test. We determined that no indicators of impairment occurred up to and including September 30, 2009.

SEC Comment

3.	In addition, please provide us with and consider expanding your disclosures in future filings to include the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	More detailed description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions (e.g. market-derived rate of return).

Company Response to Comment 3:

We plan to add the following additional disclosures beginning in the next Form 10-K filing:

The Company estimated the fair value of the ATI and CCIA reporting units separately using a market approach and an income approach utilizing discounted cash flows. The Company estimated fair value of the CAM reporting unit using only the income approach due to lack of appropriate comparables. Key assumptions under the discounted cash flow models included market derived discount rates, the number of aircraft in service and cash flow projections. The Company derived cash flow assumptions from many factors including recent market trends, expected revenues, cost structure, aircraft maintenance schedules and long term strategic plans for the deployment of aircraft. The Company was assisted by an independent business valuation firm in estimating an expected market rate of return. Further, the Company used an independent business valuation firm to assist in the development of a market approach for ATI using multiples of EBITA, EBIT and revenues from comparable publicly traded companies.

As of December 31, 2008, the last date goodwill was tested, ATI’s fair value equaled its carrying value and CAM’s fair value exceeded its carrying value by 2%.

The Company’s key assumptions used for goodwill testing include uncertainties. Those uncertainties include the level of demand for cargo aircraft by shippers, the U.S. military and freight forwarders and CAM’s ability to lease aircraft near expected modification completion dates. We anticipate, as of December 31, 2009, that CAM will successfully modify at least ten Boeing 767 aircraft into standard freighter configuration over the next two years (this is in addition to five aircraft modifications during 2009) and deploy them with customers under long term lease agreements. The Company is currently negotiating with DHL for the lease of thirteen Boeing 767 aircraft beginning in 2010. We expect that ATI will continue to operate for its major customer and for the U.S. military. The demand for customer airlift is projected based on inputs from customers, the volume of bids requested by the U.S. military, management’s interface with customer planning personnel and aircraft utilization trends. Certain events or changes in circumstances could negatively impact our key assumptions. Customer preferences for cargo aircraft may be impacted by changes in aviation fuel prices. DHL and other customers may decide that they do not need as many aircraft as projected or they may find alternative airlift.

SEC Comment:

4.	Intangible assets subject to amortization should be tested for impairment in accordance with the guidance under Impairment or Disposal of Long-Lived Assets within ASC Topic 360-20 by applying the recognition and measurement provisions in paragraphs 360-10-35-17 through 35-35. Such test differs from goodwill impairment testing under ASC Topic 350-20-35. In particular, the cash flows used to test intangible assets subject to amortization are those generated by those assets and are not those of the enterprise as a whole. In this regard, please tell us and revise future filings to disclose the facts and circumstances leading to the impairment of your acquired intangible assets and the method of arriving at such impairment as well as determining fair value of such assets.

Company Response to Comment 4:

The Company will modify its future disclosure beginning with its next Form 10-K filing to reflect the following.

The Company’s finite lived intangible assets are for customer relationships acquired with ATI and CCIA. These assets are amortized over their estimated useful economic lives and reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. The Company recognized an impairment charge in December 2008, because the carrying amount of the finite lived intangible was determined to not be recoverable. The carrying amount of the finite lived intangible assets was determined to not be recoverable because the carrying amount exceeded the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the impairment charge was measured as the amount by which the carrying amount exceeded its fair value.

The fair value of these assets was derived using projected revenues from existing customers and related attrition rates using the guidance under Impairment or Disposal of Long-Lived Assets separately from a discounted cash flow model used for goodwill impairment. The projected net cash flows attributed to existing customers were discounted using an estimated cost of capital based on market participant assumptions. The Company recorded an impairment charge of $18 million to reduce the customer relationship intangible assets to their fair values at December 31, 2008. The charge reflects lower projected revenues and earnings in future years from existing customers. Deep recessionary conditions in the U.S caused the demand for airlift from ATI and CCIA’s major customer to decline. Additionally, ATI experienced reductions in flying for the U.S. military.

Property and Equipment, page 9

SEC Comment

5.	We note from your segment assets disclosure in your Form 10-Q for the quarterly period ended September 30, 2009 that approximately 21% of total assets are assigned to the DHL segment as of the end of the third quarter. We also note your disclosure in Note G in that Form 10-Q (page 16) of the number and type of aircraft you operate, and your disclosure in the discussion of the nature of operations in your Form 10-K and Forms 10-Q of the number of aircraft not operated under the DHL ACMI agreement. Please provide to us and revise your disclosure here, in your segment note, and in MD&A to indicate the number, type, and carrying value of aircraft operated in each segment. Include in this disclosure the number and carrying value of idle aircraft in each segment. Consider tabular form for clarity.

Company Response to Comment 5:

The Company had the following aircraft, at September 30, 2009 that had been removed from service.

•	CAM’s assets reflect three aircraft having a carrying value of $33.8 million that were temporarily removed from service while under going modification into standard freighter configuration.

•

ACMI Services had airframes with a carrying value of $1.4 million whose engines and rotables were being used for other aircraft in the Company’s fleets. The spare airframes can be reactivated as needed.

•

ABX had five Boeing 767 PC aircraft with a carrying value of $23.8 million that had been put to DHL. ABX had 32 DC-9 aircraft with a carrying value of $7.5 million that had been put to DHL. These carrying values are not reflected in a reportable segment and are shown in “Other.”

•

ABX had various spare DC-9 and DC-8 engines and airframes with a carrying value of $1.2 million that were classified as available for sale. These carrying values are not reflected in a reportable segment and are shown in “Other.”

Each of the Company’s other aircraft were billable to outside customers during 2009. In addition to the Company’s recorded aircraft, as of September 30, 2009, ABX was leasing three Boeing 767 PC aircraft from DHL under short term lease arrangements. The rent expense for these aircraft was billable during 2009 to DHL under the ACMI agreement.

Management believes that the public disclosure of the Company’s aircraft carrying values would not be meaningful to investors. Investors have not requested this information from the Company. We are not aware of any U.S. GAAP or SEC requirement to provide such information and are not aware of any other airline that provides aircraft carrying values by type, fleet, and number for each segment.

In addition, disclosing this additional information would likely cause competitive harm to the Company. Customers and potential customers with whom the Company may negotiate leasing arrangements or service contracts may use the information in attempts to lower their billable costs. Additionally, competitors would have the advantage of developing competing bids to undercut the Company’s cost structure.

SEC Comment:

6.	As a related matter, your disclosure in Note B – Significant Customers on page 12 of your Form 10-Q for the quarterly period ended September 30, 2009 indicates that DHL has expressed interest to contract with you for aircraft dry lease and aircraft operations under competitive, commercial terms after the current ACMI agreement expires in 2010, and that DHL has executed a lease option agreement for four ABX Boeing 767 standard freighter aircraft under 64.5 month lease terms, each commencing August 15, 2010. Please tell us the total number and carrying value of aircraft operated under the DHL ACMI agreement, the number and carrying value of aircraft that are subject to contractual definitive agreements for redeployment, and how you have considered the need to perform an impairment assessment on the remaining aircraft.

Company Response to Comment 6:

As of September 30, 2009, ABX had twelve Boeing 767 PC aircraft having a carrying value of $50.5 million and four Boeing 767 SF aircraft having a carry value of $ $77.1 million under the ACMI agreement with DHL. Of the twelve Boeing 767 PC aircraft, two were under capital leases that DHL agreed to assume. The Company’s leases for these two aircraft, having a carrying value of $8.3 million were terminated in December of 2009. We plan to modify the remaining ten Boeing 767 PC aircraft, into standard freighter configuration (Boeing 767 SF’s) over the next two years and deploy with customers.

DHL may execute its option to lease from the Company any or all of the four Boeing 767 SF aircraft noted above. If DHL does not execute its lease option for any of the four aircraft, ABX has the right put the aircraft to DHL. Management does not expect to put the aircraft to DHL.

We have considered the criteria of ASC 360-10-35-21 regarding the impairment of long-lived assets. It is our assessment that no events or changes in circumstances have occurred that indicate the carrying value of the Company’s aircraft may not be recoverable. We anticipate DHL will continue to reimburse ABX for the depreciation expense of the remaining Boeing 767 PC aircraft until the ACMI agreement expires or is replaced by a new contractual arrangement with DHL. Although we don’t expect to, ABX has the right to put the aircraft to DHL for the lesser of net book value or fair value when the aircraft are removed from the ACMI agreement. We see continued demand for, and interest in, the Boeing 767 SF aircraft. Based upon our aircraft appraisals and understanding of the industry, we believe the fair value of these Boeing 767 PC aircraft exceed their net book values. We note that the Company is uniquely positioned to modify the Boeing 767 PC aircraft into standard freighters at a lower cost than alternative cargo aircraft with similar capabilities. The aircraft generally have accumulated lower hours and cycles than similar conversion candidates. The engines have been maintained under a power by the hour contract with a major airline servicer. ABX has successfully modified dozens of Boeing 767 aircraft in partnership with Israeli Aerospace Industries Ltd (IAI). While the current markets for air cargo traffic are depressed, The Boeing Company’s Current Market Outlook 2009-2028 and Airbus SAS each forecasts robust long-term growth for medium widebody cargo aircraft.

SEC Comment:

7.	We note that under provisions of the ACMI agreement you put approximately $31.3 million of aircraft to DHL. While you indicate that the aircraft were valued by an independent aircraft appraiser and put to DHL at the lower of fair market value or net book value, DHL has subsequently asserted that the aircraft have a fair market value of $22.7 million. Please summarize the material differences in assumptions leading to the differences in put value, and tells us how you have considered whether these differences materially impact fair value assessments required on your other aircraft.

Company Response to Comment 7:

At September 30, 2009, aircraft held for sale included five Boeing 767 PC aircraft valued at $23.8 million and 32 DC-9 cargo aircraft valued at $7.5 million. All of these aircraft are in a configuration that utilizes the passenger door to load non-standard cargo containers. The Boeing 767 PC aircraft were appraised, in conjunction with DHL’s decision to remove them from service, by an independent aircraft appraisal firm in a report dated March 11, 2009. In the independent appraiser’s opinion, the five Boeing 767 PC aircraft were economically viable candidates for modification into standard freighter configuration. DHL, on the other hand, obtained another appraisal indicating that the aircraft were not suitable candidates for modification and that their fair value was based on the separate value of their engines and the salvage value of their parts.

We believe that our appraiser’s assumption that the aircraft are viable candidates for modification is supported by the ongoing modification of Boeing 767 aircraft by the Company and other firms. The Boeing Company predicts (Current Market Outlook 2009-2028) that over the next 20 years the number of freighters in the world will nearly double, with three quarters of the freighter fleet additions coming from modified passenger or combi aircraft. DHL plans to modify Boeing 767 into standard freighter aircraft that have similar configuration and value. Accordingly, the opinion of DHL’s appraiser did not materially impact our assessment of our aircraft values.

The DC-9 aircraft were appraised by an independent third party firm in a reported dated July 18, 2008. The appraisal indicated the fair value of the aircraft would be achieved as spare parts. In March 2009, approximately eight months after DHL gave ABX notice to remove the aircraft, DHL provided ABX with its own internal analysis indicating that as spare parts the aircraft were worth less in the spare aircraft market. We believe that the primary reason for the lower value placed on the DC-9’s by DHL is attributable to the passage of time during which other airlines removed DC-9 aircraft from service.

As we have disclosed in our public filings, the Company and DHL continue to negotiate a settlement for the wind-down of the ACMI and Hub services agreements with DHL and follow-on service agreements. Drafts of non binding memorandums exchanged between the two companies indicate that ABX will recover the full $31.3 million for the aircraft. We also note that in December 2009, DHL paid ABX the net book value for five of the DC-9 aircraft, three of which DHL subsequently sold to another party.

Note H-Debt Obligations, Page 18

SEC Comment:

8.	Please tell us why you recorded the debt extinguishment of $27.2 million associated with the July 2009 lease agreement terminations as a capital transaction.

Company Response to Comment 8:

The aircraft leases extinguished in July were guaranteed by DHL. Further, the information we have indicates that DHL was the majority owner of the lessor. The guarantee had been in place since ABX’s spin-off from DHL in August 2003.

The related party nature of the contractual arrangements between ABX and DHL (including the capital lease guarantee referred to above), made us conclude that the appropriate guidance for this transaction was ASC Topic 470-50-40-2 which states “…Moreover, extinguishment transactions between related parties may be in essence capital transactions.” We believe that if DHL applied U.S. GAAP, DHL would be the primary beneficiary of ABX’s DHL operations under the provisions of ASC Topic 810-10. Based on the above considerations, we concluded that we were precluded from recording the extinguishment transaction as a gain, and instead were required to record the transaction in equity. We will clarify our disclosure in our Form 10K to be filed in March 2010.

Schedule 14A

Executive Compensation, page 14

Competitive Benchmarking, page 15

SEC Comment:

9.

It appears that you review different sets of companies to gather information about competitive compensation practices in your industry. In particular, you benchmark against a selected “peer group.” Please tell us whether you also benchmark against the companies found in the additional executive compensation survey provided by Towers Perrin. We note the disclosure that the compensation guidelines provided data on the 25th, 50th, and 75th percentile pay levels in the competitive market for setting your executive compensation levels. If so, please revise your executive compensation disclosure in future filings to identify the companies in the additional separate survey used if they were a material component of your executive compensation consideration.

Company Response to Comment 9:

The Company does consider the general survey data in addition to the peer group data contained in the compensation analysis prepared by Towers Perrin, but does not consider the general survey data a material component of the compensation analysis.

The peer group analysis consists of proxy data for the top five highest paid executives and top legal executive from 24 direct competitors and small/regional airlines, while the general survey data consists of compensation information from more than 900 companies covering approximately 40 industries compiled from Towers Perrin’s executive compensation database and adjusted to reflect comparable revenues. While the Company believes the general survey data is helpful in establishing competitive compensation levels, it also considers the data to be substantially less reliable than the peer group analysis in light of the difficulty in comparing the duties, responsibilities and experience requirements of the Company’s executives against similarly titled executives among a vast array of different industries.

Short-Term Incentive Compensation, Page 16

SEC Comment:

10.	In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Company Response to Comment 10:

The Company will revise the disclosure in our Proxy Statement for its 2010 annual meeting of shareholders (“2010 Proxy”), and will include the performance targets applicable to our executive officers for 2009 in the Compensation Discussion & Analysis. Note that our compensation committee normally meets in February of each year to determine this information and as such has not yet met to determine the information to be included in our 2010 Proxy. Further, our compensation committee is engaged in an ongoing review of the Company’s executive compensation practices due to the significant reduction of business that has occurred with the Company’s largest customer, DHL. As indicated in the Company’s Compensation & Analysis included in its 2009 Proxy Statement, the annual incentive compensation of several of the Company’s named executive officers has been based, in part, on the Company’s operating results under commercial agreements with DHL that have expired or will expire in 2010. As a result of this current review, the Company’s executive compensation system is likely to change in a material manner for 2010 and thereafter. In the event that the Committee should determine to use performance measures and targets which if disclosed would cause competitive harm, the Company must reserve the ability to exclude the disclosure of such targets under Instruction 4 to Item 402(b) of Regulation S-K.

Other

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing. The Company also acknowledges that the staff comments contained in this letter or changes to disclosures in future filings in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing. The Company recognizes that it may not assert staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent applicable, all changes in disclosures in response to your comments will be included in future or amended filings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

We appreciate your feedback toward improving our disclosures. We believe this letter fully responds to your comments. However, if there are any further questions, please contact us at (937) 382-5591, or at the Company’s address of record.

Sincerely,

/s/ Quint Turner
Quint O. Turner
Chief Financial Officer